Mail Stop 3561

April 20, 2010

VIA U.S. MAIL

James Gouin
Chief Financial Officer
Tower International, Inc.
17672 Laurel Park Drive North, Suite 400E
Livonia, MI 48152

Re: **Tower International, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed April 9, 2010
     File No. 333-165200

Dear Mr. Gouin:

       We have reviewed your response to our letter dated March 30, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Competitive Cost Structure, pages 4 and 81

   1. We note your disclosure made in response to prior comment 7. Please delete the reference to Adjusted EBITDA margins in the first sentence. Alternatively, please make reference to your GAAP net income / (loss) and the related GAAP based margin computation as the primary measure of your results.

Summary Consolidated Financial Data, page 11

   2. Please expand the Statement of Operations Data, here and on page 45, to provide pro forma earnings (loss) per share for the most recent fiscal year (and any subsequent interim period that may be required in an amended filing). In addition, please provide adjusted pro forma earnings (loss) per share data for the same period(s). The adjusted pro forma per share information should give effect to the repayment of debt from the use of the proceeds of the offering. It should assume issuance of only those shares whose proceeds are to be used to pay down your outstanding debt, in addition to those issued in the Corporate Conversion. A footnote to the table should be provided explaining the computation of the pro forma earnings (loss) per share data and of the adjusted pro forma earnings (loss) per share data.

3. In addition, provide a separate footnote that discloses you intend to pay a total of $5.5 million contemporaneously with the closing of the IPO to your executive officers pursuant to a special incentive program. Disclose if true, that such bonus payment will immediately vest (and describe why it immediately vests) and have the result of increasing by a like amount, your compensation expense for fiscal year 2010. Disclose here and under Use of Proceeds on page 38 the expected source of funds to be used for this incentive payment.

Management's Discussion and Analysis

Results of Operations – Year Ended December 31, 2009…December 31, 2008

Revenues, page 53

4. Where variances in line items are the result of more than one factor and/or of offsetting factors, the impact of each individually significant factor should be quantified. Please revise throughout your discussion of the results of the company as a whole, as applicable.

5. For the company as a whole, please add a comparative discussion of gross profit and gross profit margin based upon your financial statements. Please also identify and discuss the individually significant components of cost of sales, either as part of this discussion or in a separately labeled narrative directly below your discussion of revenues.

6. In this regard, as you analyze the profitability of your segments based upon adjusted EBITDA, consideration should be given to first providing your GAAP discussion of the company as a whole for all periods presented for purposes of clarity. This section could be followed by a comparative discussion of the individual segments themselves for all periods, based upon adjusted EBITDA.

7. As a related matter, please quantify for us the dollar amount of depreciation that has been included in cost of sales for each period presented.

Non-GAAP Financial Information, page 55

8. We note your substantial revisions made in response to prior comment 28. Please refer to the table at the bottom of page 55, and revise this presentation so as to expand to present a reconciliation of consolidated 'Adjusted EBITDA' to 'Net income / (loss) attributable to Tower Automotive, LLC,' similar to your tabular presentation format on page 54 of the Registration Statement on Form S-1 filed on March 4, 2010. Further, please also revise the respective Non-GAAP tables for the five months ended December 31, 2008 and 2007 on page 59, and the seven months ended July 31, 2008 and 2007 on page 62, similar to the tabular format on

pages 57 and 59 of the Form S-1 filed on March 4, 2010. Our concern is that the most comparable consolidated amount is generally considered to be net income / (loss).

9. Refer to footnote (a) of the table at the top of page 56. Please expand the footnote to indicate that you have reconciled consolidated Adjusted EBITDA to Net income / (loss) attributable to Tower Automotive, LLC. Please make similar revisions throughout the remaining tables in MD&A.

Debt, page 68

10. We have reviewed your response to prior comment 32. Based on your response, we believe you should expand the paragraph discussion of the ABL revolver to clarify that the borrowing base under your revolver changes based on the volume of the assets included within the borrowing base, and that based on the asset mix at December 31, 2009, you were entitled to borrow $100.3 million under the revolver, and that as of such date, you had borrowings outstanding of $24.5 million and outstanding letters of credit of $0.3 million leaving you an availability under the ABL revolver of $75.5 million at December 31, 2009.   Also, with regards to your response concerning the foreign credit facilities, please specifically disclose the respective Italy and South Korea unused borrowings of $10.2 million and $2.6 million in the disclosure on pages 131 and 132 of the filing.

Financial Statements

Note 16. Segment Information, page F-42

11. We have reviewed your response to our prior comment 44, as well as the copy of the reporting package and the format of the report furnished to BOD. While we agree that aggregation is acceptable in certain circumstances if presenting segment information separately won't provide much useful information to users of financial statements, we are not persuaded that this is the case in your circumstances. To facilitate our full understanding of the economic characteristics of your segments, please also provide us with a comparable analysis using gross margins as a measure of performance and of operating performance, as well, on a GAAP basis. In this regard, it appears from your footnote that you may be able to provide this information for the five month period in 2007, as well. We may have further comments upon review of your response.

Age of Financial Statements

12. Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

13. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

       Sincerely,

       Max A. Webb

cc: Via facsimile (973) 597-2553
       Michael J. Reinhardt, Esq.
       Lowenstein Sandler PC